Exhibit 21.0

Subsidiaries of Bay Banks of Virginia, Incorporated

Subsidiary	State of Incorporation
Bank of Lancaster	Virginia
Chesapeake Holdings, Incorporated	Virginia
Bay Trust Company	Virginia